EXHIBIT 4.4

MEDIS TECHNOLOGIES LTD.

CERTIFICATE OF DESIGNATIONS OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES B PREFERRED STOCK

The undersigned, Jose Mejia, does hereby certify that:

1.           He is the President of Medis Technologies Ltd., a Delaware corporation (the “Corporation”).

2.           The Corporation is authorized to issue 10,000 shares of preferred stock, of which 5,750 shares are issued and outstanding.

3.           The following resolutions were duly adopted by the Board of Directors (the “Board”):

WHEREAS, the Restated Certificate of Incorporation, as amended, of the Corporation provides for a class of its authorized stock known as preferred stock, comprised of 10,000 shares, $0.01 par value per share (the “Preferred Stock”), issuable from time to time in one or more series;

WHEREAS, the Board is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any unissued series of Preferred Stock and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of Preferred Stock, which shall consist of up to 750 shares of the Preferred Stock which the Corporation has the authority to issue.

NOW, THEREFORE, BE IT

RESOLVED, that the Board does hereby provide for the issuance of a series of Preferred Stock designated as “Series B Preferred Stock” (the “Series B Preferred Stock”) for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such Series B Preferred Stock as follows:

TERMS OF PREFERRED STOCK

1.   Designation, Amount and Par Value.  The series of Preferred Stock shall be designated as the Corporation’s Series B Preferred Stock (the “Series B Preferred Stock”) and

the number of shares so designated shall be 750 (which shall not be subject to increase without the consent of all of the holders of the Series B Preferred Stock (each a “Holder” and collectively, the “Holders”).  Each share of Series B Preferred Stock shall have a par value of $0.01 per share.

2.   Ranking.  The Series B Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank:

a.   senior to the Corporation’s common stock, par value $0.01 per share (“Common Stock”) and any other class or series of Preferred Stock of the Corporation, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series B Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Corporation (collectively, together with any warrants, rights, calls or options exercisable for or convertible into such Preferred Stock, the “Junior Shares”);

b.   on parity with the Corporation’s 7.25% Series A Cumulative Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”);

c.   on parity with any other class or series of Preferred Stock of the Corporation, the terms of which expressly provide that such class or series ranks on a parity with the Series B Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Corporation (collectively, together with any warrants, rights, calls or options exercisable for or convertible into such Preferred Stock, the “Parity Shares”); and

d.   junior to all existing and future indebtedness of the Corporation and to each class or series of Preferred Stock of the Corporation, the terms of which expressly provide that such class or series ranks senior to the Series B Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Corporation (collectively, together with any warrants, rights, calls or options exercisable for or convertible into such Preferred Stock, the “Senior Shares”).

3.   Dividends and Other Distributions.  Commencing on the date of the issuance of any such shares of Series B Preferred Stock (each respectively an “Issuance Date”), Holders of Series B Preferred Stock shall be entitled to receive dividends on each outstanding share of Series B Preferred Stock (“Dividends”), which shall accrue in shares of Series B Preferred Stock on an annual basis at a rate equal to 10.0% per annum from the Issuance Date.  Accrued Dividends shall be payable upon redemption of the Series B Preferred Stock in accordance with Section 6 or upon repurchase in accordance with Section 7, as applicable.

a.   Any calculation of the amount of such Dividends payable pursuant to the provisions of this Section 3 shall be made based on a 365-day year and on the number of days actually elapsed during the applicable calendar quarter, compounded annually.

b.   So long as any shares of Series B Preferred Stock are outstanding, no dividends or other distributions will be paid, declared or set apart with respect to any Junior Securities.  The Common Stock shall not be redeemed while the Series B Preferred Stock is outstanding.

4.   Protective Provision.  So long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, without the affirmative approval of the Holders of a majority of the shares of the Series B Preferred Stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend this Certificate of Designations, (b) authorize or create any class of stock ranking as to distribution of assets upon a liquidation senior to or otherwise pari passu with the Series B Preferred Stock, (c) amend its Restated Certificate of Incorporation, as amended, in breach of any of the provisions hereof, (d) increase the authorized number of shares of Series B Preferred Stock, (e) liquidate, dissolve or wind-up the business and affairs of the Corporation, or (f) enter into any agreement with respect to the foregoing.

5.   Liquidation.

a.   Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Corporation, before any distribution or payment shall be made to the holders of any Junior Shares, including shares of Common Stock, but subject  by reason of their ownership thereof, the Holders of Series B Preferred Stock shall first be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount with respect to each share of Series B Preferred Stock equal to $10,000.00 (the “Original Series B Issue Price”), plus any accrued but unpaid dividends thereon (collectively, the “Series B Liquidation Value”).  If, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the amounts payable with respect to the shares of Series B Preferred Stock and all other Parity Shares, including the Series A Preferred Stock, are not paid in full, the holders of shares of Series B Preferred Stock and all other Parity Shares, including the Series A Preferred Stock, shall share equally and ratably in any distribution of assets of the Corporation in proportion to the liquidation preference and an amount equal to all accumulated and unpaid dividends, if any, to which each such holder is entitled.

b.   After payment has been made to the Holders of the Series B Preferred Stock of the full amount of the Series B Liquidation Value, any remaining assets of the Corporation shall be distributed among the holders of the Corporation’s Junior Shares in accordance with the Corporation’s Certificates of Designation and Restated Certificate of Incorporation, as amended.

c.   If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be insufficient to make payment in full to all Holders, then such assets shall be distributed among the Holders at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

6.   Redemption.

a.   Corporation’s Redemption Option.  Upon or after the fifth anniversary of the initial Issuance Date, the Corporation shall have the right, at the Corporation’s option, to redeem all or a portion of the shares of Series B Preferred Stock, at a price per share of Series B Preferred Stock equal the Series B Liquidation Value (the “Corporation Redemption Price”).

b.   Mechanics of Redemption.  If the Corporation elects to redeem any of the Holders’ Series B Preferred Stock then outstanding, it shall deliver written notice thereof via facsimile and overnight courier (“Notice of Redemption at Option of Corporation”) to each such Holder, which Notice of Redemption at Option of Corporation shall indicate (A) the number of shares of Series B Preferred Stock that the Corporation is electing to redeem and (B) the Corporation Redemption Price.

c.   Payment of Redemption Price.  Upon receipt by any Holder of a Notice of Redemption at Option of Corporation, such Holder shall promptly submit to the Corporation such Holder’s Series B Preferred Stock certificates.  Upon receipt of such Holder’s Series B Preferred Stock certificates, the Corporation shall pay the Corporation Redemption Price in cash to such Holder.

7.   Repurchase.

a.   Repurchase Right.

(i)           At any time the Corporation may, and if a Fundamental Change occurs the Corporation shall, purchase all of the then outstanding shares of Series B Preferred Stock on the date (the “Fundamental Change Purchase Date”) that is 30 days after the date of the Fundamental Change Notice for an amount per share (such amount, the “Fundamental Change Purchase Price”) in cash equal to the sum of (A) the Series B Liquidation Value plus (B) a make-whole premium equal to the following percentages of the Original Series B Issue Price determined by reference to the original Issuance Date of such shares of Series B Preferred Stock:

If the Fundamental Change Occurs	Make-whole Premium
Prior to first anniversary of issuance	40%
After first anniversary of issuance but
prior to second anniversary of issuance	30%
After second anniversary of issuance but
prior to third anniversary of issuance	20%
After third anniversary of issuance but
prior to fourth anniversary of issuance	10%
After fourth anniversary of issuance	5%

(ii)           Notwithstanding the foregoing provisions of Section 7(a)(i), Holders will not have the right to require the Corporation to repurchase the shares of Series B Preferred Stock if the Fundamental Change consists solely of a merger, conversion or other transaction designed to change the Corporation’s jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of each class of the Corporation’s capital stock into shares of capital stock of the surviving Person with equivalent rights and privileges.

(iii)           Under Delaware law, the Corporation may repurchase shares of the Series B Preferred Stock only if the Corporation’s total assets would be greater than the sum of its total liabilities plus, unless the Restated Certificate of Incorporation, as amended, of the Corporation permits otherwise, the amount needed, if the Corporation were to be dissolved at the time of the repurchase, to satisfy the preferential rights, upon dissolution, of stockholders whose preferential rights on dissolution are superior to the Holders of the Series B Preferred Stock.

b.   Definition of Fundamental Change.  A “Fundamental Change” shall be deemed to have occurred at such time after the shares of Series B Preferred Stock are originally issued if any of the following events shall occur:

(i)           the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary; or

(ii)           the Corporation consolidates with, or merges with or into, another Person or another Person merges with or into the Corporation or the Corporation or any subsidiary sells, assigns, transfers, leases (other than pursuant to an operating lease entered into in the ordinary course of business), conveys or otherwise disposes of assets constituting substantially all of the consolidated assets of the Corporation and its subsidiaries to any Person and, in the case of any such merger or consolidation, the Corporation’s capital stock that is outstanding immediately prior to such transaction is changed into or exchanged for cash, securities or property, unless pursuant to such transaction such capital stock is changed into or exchanged for, in addition to any other consideration, securities of the surviving Person that represents, immediately after such transaction, at least a majority of the aggregate voting power of the capital stock of the surviving Person; provided, however, that the occurrence of an event that would otherwise constitute a Fundamental Change of the type described in this clause (ii) shall not be deemed to be a Fundamental Change unless the holders of a majority of the then outstanding shares of Series B Preferred Stock consents in writing to the designation of such event as a Fundamental Change.

c.   Fundamental Change Notice.  At least 15 Trading Days prior to the anticipated effective date of a Fundamental Change and again within 15 days after the occurrence of a Fundamental Change, the Corporation shall mail a written notice of the Fundamental Change (the “Fundamental Change Notice”) by first-class mail to each Holder of shares of Series B Preferred Stock at the address shown for each Holder on the Corporation’s stock register (and to beneficial owners as required by applicable law).  The Fundamental Change Notice shall include a form of Fundamental Change Purchase Notice to be completed by the Holder of shares of Series B Preferred Stock and shall state, if applicable:

(i)           briefly, the events causing the Fundamental Change, the nature of the Fundamental Change and the date of such Fundamental Change and the repurchase obligation arising as a result of the Fundamental Change;

(ii)           the date by which the Fundamental Change Purchase Notice pursuant to this Section 7 must be given;

(iii)           the Fundamental Change Purchase Date;

(iv)           the Fundamental Change Purchase Price per share of Series B Preferred Stock;

(v)           the name and address of the Transfer Agent;

(vi)           that the shares of Series B Preferred Stock must be delivered to the Transfer Agent together with a Fundamental Change Purchase Notice in order to receive the Fundamental Change Purchase Price provided in this Section 7;

(ix)           that the Fundamental Change Purchase Price for any share of Series B Preferred Stock as to which a Fundamental Change Purchase Notice has been duly given will be paid promptly following the later of the Fundamental Change Purchase Date and the time of delivery of such shares of Series B Preferred Stock as described in clause (vi) above;

(x)           briefly, the procedures the holder of shares of Series B Preferred Stock must follow to receive the Fundamental Change Purchase Price under this Section 7; and

(xi)           the CUSIP number(s) of the shares of Series B Preferred Stock.

Simultaneously with providing such notices, the Corporation shall issue a press release and publish the information regarding such Fundamental Change through a public medium customary for such press releases.

d.   Fundamental Change Purchase Notice.  A Holder of shares of Series B Preferred Stock shall be entitled to receive the Fundamental Change Purchase Price with respect to the shares of Series B Preferred Stock beneficially owned by such Holder upon delivery of a written notice (a “Fundamental Change Purchase Notice”) to the Transfer Agent at any time prior to the close of business on the business day immediately before the Fundamental Change Purchase Date, together with book-entry transfer or delivery of the shares of Series B Preferred Stock with respect to which the right is being exercised, stating:

(A)           the certificate numbers of the certificates representing the shares of Series B Preferred Stock to be purchased;

(B)           number of shares of Series B Preferred Stock to be repurchased; and

(C)           that the shares of Series B Preferred Stock are to be repurchased by the Corporation pursuant to the applicable provisions of this Section 7 and, if applicable, of the certificate evidencing shares of the Series B Preferred Stock.

e.   Effect of Fundamental Change Purchase Notice.  Upon receipt by the Transfer Agent of the Fundamental Change Purchase Notice, the Holder of the shares of Series B Preferred Stock in respect of which such Fundamental Change Purchase Notice was given shall thereafter be entitled to receive the Fundamental Change Purchase Price with respect to such shares of Series B Preferred Stock, subject to book-entry transfer or delivery of the shares of Series B Preferred Stock, together with any necessary endorsements to the Transfer Agent.  Such Fundamental Change Purchase Price shall be paid to such Holder promptly on the later of (a) the Fundamental Change Purchase Date with respect to such shares of Series B Preferred Stock or

(b) the time of delivery of such shares of Series B Preferred Stock to the Transfer Agent by the Holder thereof in the manner required by this Section 7.

f.   Payment of Fundamental Change Purchase Price.

(i)           On the Fundamental Change Purchase Date set forth in the Fundamental Change Notice mailed to holders pursuant to Section 7(c), the Corporation will, to the extent lawful, (i) repurchase all shares of Series B Preferred Stock properly tendered and (ii) deposit with the Transfer Agent an amount equal to the Fundamental Change Purchase Price of the shares of Series B Preferred Stock so tendered.  The Transfer Agent shall promptly mail or deliver to each Holder of shares of Series B Preferred Stock so tendered the applicable payment for those shares of Series B Preferred Stock.

(ii)           If the Transfer Agent holds money sufficient to pay the Fundamental Change Purchase Price, then, on and after the Fundamental Change Purchase Date (A) the shares of Series B Preferred Stock repurchased by the Corporation will cease to be outstanding, (B) such shares of Series B Preferred Stock will cease to accumulate dividends, and (C) all other rights of the Holder in respect of such shares of Series B Preferred Stock will terminate, other than the right to receive the Fundamental Change Purchase Price, whether or not book-entry transfer of the shares of Series B Preferred Stock has been made or the shares of Series B Preferred Stock have been delivered to the Transfer Agent.

g.   Repayment to the Corporation.  The Transfer Agent shall return to the Corporation any cash that remains unclaimed for two years, subject to applicable unclaimed property law, together with interest, if any, thereon held by the Transfer Agent for the payment of the Fundamental Change Purchase Price; provided, however, that to the extent that the aggregate amount of cash deposited by the Corporation pursuant to this Section 7 exceeds the aggregate Fundamental Change Purchase Price of the shares of Series B Preferred Stock or portions thereof which the Corporation is obligated to purchase as of the Fundamental Change Purchase Date, then on the Business Day following the Fundamental Change Purchase Date, the Transfer Agent shall return any such excess to the Corporation.  Thereafter, any holder entitled to payment must look to the Corporation for payment as general creditors, unless an applicable abandoned property law designates another Person.

h.   Exchange Act Compliance.  The Corporation will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of an offer by the Corporation to repurchase the shares of Series B Preferred Stock upon a Fundamental Change.  The Corporation will file a Schedule TO or any other schedule required in connection with any offer by the Corporation to repurchase the shares of Series B Preferred Stock upon a Fundamental Change.

i.   Certain Limitations on Repurchase Right.  The right of the Holders of shares of Series B Preferred Stock described in this Section 7 will be subject to any obligation on the part of the Corporation or its subsidiaries to repay or repurchase any outstanding debt obligations or Senior Shares required to be repurchased or repaid in connection with a transaction or event that constitutes a Fundamental Change and to any contractual restrictions contained in the Corporation’s or any of its subsidiaries’ indebtedness.  When the Corporation shall have satisfied these obligations or these obligations are no longer applicable to the Corporation or its applicable subsidiaries and, subject to the legal availability of funds for this purpose, the Corporation shall then repurchase all shares of Series B Preferred Stock tendered for purchase by the Corporation upon a Fundamental Change pursuant to this Section 7.  So long as any of such obligations or restrictions prevent the Corporation from repurchasing any shares of Series B Preferred Stock tendered for repurchase pursuant to this Section 7 such shares of Series B Preferred Stock shall remain outstanding and shall continue to accumulate dividends (which shall be added to the applicable Fundamental Change Purchase Price).

j.   Definitions.  For purposes of this Section 7, the following terms shall have the meanings indicated in this subsection (j):

“Trading Day” means a day on which the New York Stock Exchange is open for trading.

“Transfer Agent” means American Stock Transfer & Trust Company, LLC , or any successor transfer agent for the Common Stock.

8.   Transferability. The Series B Preferred Stock may only be sold, transferred, assigned, pledged or otherwise disposed of (“Transfer”) in accordance with state and federal securities laws.  The Corporation shall keep at its principal office a register of the Series B Preferred Stock.  Upon the surrender of any certificate representing Series B Preferred Stock at such place, the Corporation, at the request of the record Holder of such certificate, shall execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares represented by the surrendered certificate.  Each such new certificate shall be registered in such name and shall represent such number of shares as is requested by the Holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate.

9.   Miscellaneous.

a.   Notices.  Any and all notices to the Corporation shall be addressed to the Corporation’s President at the Corporation’s principal place of business on file with the Secretary of State of the State of Delaware.  Any and all notices or other communications or deliveries to be provided by the Corporation to any Holder hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.a prior to 5:30 p.m. Eastern time, (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.a after 5:30 p.m. Eastern time on any date and but prior to 11:59 p.m. Eastern time on such date, (iii) the second business day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

b.   Lost or Mutilated Preferred Stock Certificate.  Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered Holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Series B Preferred Stock, and in the case of any such loss, theft or destruction upon receipt of indemnity reasonably satisfactory to the Corporation or in the case of any such mutilation upon surrender of such certificate, the Corporation, at its expense, shall execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

c.   Headings.  The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designations and shall not be deemed to limit or affect any of the provisions hereof.

RESOLVED, that the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file a Designation of Preferences, Rights and Limitations of Series B Preferred Stock in accordance with the foregoing resolution and the provisions of Delaware law;

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designations this 9th day of June, 2009.

/s/ Jose Mejia

Jose Mejia, President